OdysightAI

Issuer Free Writing Prospectus dated January 24, 2025
Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended
Registration Statement No. 333-283773

OdysightAI® Inc.

Roadshow Presentation

January 2025

Forward Looking Statement

This presentation includes statements that constitute forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance. All statements contained in this presentation that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, aspiration to become the mandated standard for the aerospace industry, expected Odysight.ai Inc. (the "Company," "we," "us" or "our") role in transitioning aviation to AI-driven solutions, capabilities and benefits of our technology, estimates regarding our 2024 financial results, and forecasts regarding growth in our addressable market, including due to our subscription-based model. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Those statements are based on information we have when those statements are made or our management's current expectation and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to the following: (i) market acceptance of our existing and new products, including those that utilize our micro OdysightAI® technology or offer Predictive Maintenance and Condition Based Monitoring applications, (ii) lengthy product delays in key markets, (iii) an inability to secure regulatory approvals for the sale of our products, (iv) intense competition in the medical device and related industries from much larger, multinational companies, (v) product liability claims, product malfunctions and the functionality of Odysight.ai Inc.'s solutions under all environmental conditions, (vi) our limited manufacturing capabilities and reliance on third-parties for assistance, (vii) an inability to establish sales, marketing and distribution capabilities to commercialize our products, (viii) an inability to attract and retain qualified personnel, (ix) our efforts to obtain and maintain intellectual property protection covering our products, which may not be successful, (x) our reliance on a single customer that accounts for a substantial portion of our revenues, (xi) our reliance on single suppliers for certain product components, including for miniature video sensors which are suitable for our Complementary Metal Oxide Semiconductor technology products, (xii) the fact that we will need to raise additional capital to meet our business requirements in the future and that such capital raising may be costly, dilutive or difficult to obtain, (xiii) the impact of computer system failures, cyberattacks or deficiencies in our cybersecurity, (xiv) the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical, global supply chain and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction and (xv) political, economic and military instability in Israel, including the impact on our operations of Israel's war against Hamas and Hezbollah. These and other factors are more fully discussed under the heading "Risk Factors" in Odysightai Inc.'s Preliminary Prospectus included in the Registration Statement on Form S-1 as filed with the SEC on January 24, 2025. These factors are updated from time to time through the filing of reports and registration statements with the SEC. Any forward-looking statements contained in this presentation are made as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, Odysight.ai Inc. disclaims any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, an endorsement or sponsorship of us by these other parties. This presentation contains proprietary information that is the property of the Company. Neither this presentation nor the proprietary information contained herein shall be published, reproduced, copied disclosed or used for any other purpose, other than the review and consideration of this presentation.

Free Writing Prospectus

This presentation highlights basic information about the Company and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should considering before investing in our securities. The Company has filed a Registration Statement on Form S-1 (333-283773) (as amended, the "Registration Statement") (including a prospectus, which currently is in preliminary form (the "Preliminary Prospectus") with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. This Registration Statement has not yet become effective. Before you invest in our securities, you should read the Preliminary Prospectus in the Registration Statement (including the risk factors described therein). You may access the Preliminary Prospectus, dated January 24, 2025, for free by visiting EDGAR on the SEC website at www.sec.gov/EDGAR. The Preliminary Prospectus can be accessed via sec.gov/Archives/edgar/data/1577445/000149315225003588/forms-1a.htm. Alternatively, we or the underwriter for the offering will arrange to send you the Preliminary Prospectus and, when available, the final prospectus and/or any supplements thereto if you contact The Benchmark Company by email at prospectus@benchmarkcompany.com or by telephone at (212) 312-6722. This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws, and pursuant to an effective registration statement filled with the SEC.

Offering Summary

Issuer	Odysight.ai Inc.
Ticker / Exchange	ODYS / OTCQB
Transaction	Firm Commitment Underwritten Offering and Uplisting to Nasdaq Capital Market
Base Offering Size	USD 18 million
Over Allotment Option	15%
Use of Proceeds	Expanded research and development, increased sales and marketing, working capital and other general corporate purposes
Stock Price	$8.50, as of January 23, 2025
Number of Shares Outstanding	12,612,517, as of December 31, 2024
Underwriter	The Benchmark Company, LLC

About Us

- We create, produce, and promote Visual and Artificial Intelligence (AI) Predictive Maintenance Solutions
- Our technology utilizes proprietary visual sensors and specialized AI models to oversee critical safety elements in challenging locations and harsh environments across various Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) scenarios
- We aim to be the industry benchmark for real-time, visual-based machine and infrastructure health monitoring through AI and Machine Learning data analytics
- We achieved commercial success in specialized medical devices, and currently focus on the aerospace sector, which provides recurring revenue and long-term contracts

Our Technology

The OdysightAI TruVision solution streams visual information to our AI/machine learning processing unit

Our solution enables maintenance and operations teams to gain visibility into areas that are inaccessible, both on the ground and during operations

Increase Safety

Real-Time monitoring & Visualization of critical items

Reduce Machine Downtime

Reduce aircraft time on ground

Mission Readiness & Operational Availability

Reduce the time & cost of unnecessary maintenance work

Lower Sustainment & Maintenance Costs

Minimize the cost unnecessary part replacement maintenance operations

Real Time Visual Alerts & Insights

Enable richer data-gathering and faster root cause analysis

Investment Highlights

Unique Technology

- We are a pioneer in the use of visual sensing and advanced AI models to oversee essential safety elements, **solving an un-met need**
- Visual based solution has benefit of suitability to **install from design** as well as **retrofit**

Significant Market Opportunity

- Global market for predictive maintenance was approximately **$8 billion** in 2024. Forecasted to reach **$34 billion** in 2030[1]
- Aerospace TAM estimated as **>$10 billion**[2]
- US Inspector General of the DOD **mandated the use of PdM system** and technology cross platforms and verticals

Notable Key Customers

- NASA
- Israel Air Force
- Israel Ministry of Defense
- Global International Defense Contractor
- Safran Aircraft Engines
- Israel Railways
- Fortune 500 medical company

Recurring Revenue Model

- **Proprietary AI algorithms solution**
- Potential long term revenue growth from **subscription-based model**
- Recently received purchase order agreement exceeding **$10 million** for our PdM solution from a leading international defense contractor
- Backlog of approximately **$15 million** (Dec 2024)

1 Predicitve Maintenance Market – Global Opportunity Analysis and Industry Forecast, 2024-2030 (https://www.nextmsc.com/report/predictive-maintenance-market).
2 TAM calculation is based on data from the 2024 World Air Forces (https://www.flightglobal.com/download?ac=98881), and additional non-public third-party industry and governmental sources regarding the total number of units that could utilize the OdysightAI TruVision solution and estimates of an average selling price and extent of our future market penetration.

Markets & Verticals

Focused on Aerospace



Aerospace

Commercial Revenues



Transportation

First PO



Industry 4.0

PoC projects



Energy

Initial Discussions



Medical

Commercial Revenues

Addressable Market Evolution

Total Addressable Market

Odysight.AI® Aerospace TAM is estimated as >$10bn[1]
for commercial aviation, military rotorcraft, fixed wing aircraft and UAVs

Odysight.AI® is growing its backlog in Aerospace, while increasing its customer base and PoCs in the Transportation, Energy, and Industry 4.0 verticals

TAM for Transportation, Energy, and Industry 4.0 is expected to eclipse the Aerospace TAM

Global Predictive Maintenance Market

Odysight.AI® provides solutions to safety critical verticals
From Aerospace and Defense to Transportation, Energy, and Industrial

The addressable PDM market is projected to grow significantly from ~$8bn in 2024, reaching ~$34bn by 2030[2]

Compound annual growth rate of PDM market ~30%[2]

1 2 TAM calculation is based on data from the 2024 World Air Forces (https://www.flightglobal.com/download?ac=98881), and additional non-public third-party industry and governmental sources regarding the total number of units that could utilize the OdysightAI TruVision solution and estimates of an average selling price and extent of our future market penetration.
2 Predictive Maintenance Market – Global Opportunity Analysis and Industry Forecast, 2024-2030 (https://www.nextmsc.com/report/predictive-maintenance-market).

Recent Contract Wins



PdM/CBM[1] system for new generation UAV, Integrated from design, PO >$10m


702

IAF Sikorsky SH-60
Full PHM[2] solution, PO >$1m


NASA

NASA High-speed Aeronautical Flight Testing, PO received



PdM system for IAF Boeing AH-64 POC, sole source



Safran engine guide vane monitoring



Israel Railways, PO received

1 Predictive Maintenance (PdM) / Condition Based Monitoring (CBM)
2 Predictive Health Monitoring

Case Study: Solution Developed to Solve an Unmet Need

Fatal Accident leads to development of OdysightAI®'s solution

A fatal accident occurred when a hidden and rarely inspected safety nut became undone, leading to loss of life

OdysightAI® developed a solution to identify safety critical events before they occur

The solution uses vision-based sensors and trained AI algorithms to monitor the safety nut in real-time and automatically warn of out-of-sync events

It was further developed to monitor other safety critical components on the aircraft


Boeing AH-64
PP-Rod Monitoring

Technology Overview: System Architecture

A Fully Integrated Solution


OdysightAI® Sensors
OdysightAI® Technician Ground Tool
OdysightAI® Processing Unit

1. Processing Unit & Multiple Vision-Based Sensors

Integrated in hard-to-reach areas and monitors safety critical elements in real-time

2. Specialized Software

Collects/ processes/ detects/ records from up to 20 sensors

3. Cloud-computing & Services

- Real-Time Applications
- Data Analytics
- Predictive Insights
- Cloud Management

4. User/Technician Dashboard

OdysightAI®'s Technician application on ruggedized computer

Strong IP Protection

46
Pending patent applications worldwide

16
Granted patents worldwide

19
Patent Families

12
Patent Families in the Predictive Maintenance Field

7
Patent Families Related to Imaging Technology

Senior Management



Yehu Ofer
CEO

Col. (ret.) IAF, formerly senior executive at Elbit's Aerospace division, leading major R&D full-scale development programs and defense attaché.



Einav Brenner
CFO

Formerly VP Finance at Solato, Exc. Dir. of Finance at Redhill Biopharma (Nasdaq: RDHL) and various financial positions at Vizrt (Oslo:VIZ), Viola Ventures and PwC.



Jacob Avinu
SVP Product & Portfolio

Formerly Chief Engineer R&D of HMDs & Sensors at Elbit Systems (Adv. Capabilities R&D Dept., Aerospace Division)



Eli Israeli
CTO

Formerly CTO at Gadfin, SVP of System Engineering and Program Management at IAI. Senior positions at Israel MoD and IAF (UAVs and Optronics Division).

Our Board of Directors



Prof. Benad Goldwasser

Prof. of Medicine, entrepreneur, investor and former surgeon. Cofounded innovative companies in healthcare and tech (Medinol, Vidamed, Rita Medical, Optonol).



Mori Arkin

Founder of Arkin Holdings, manages a $1B portfolio. Chairman of Agis Industries until its sale to Perrigo for $818M.



Jackson Schneider

Former CEO of Embraer Defense, wealth of experience of Aerospace and Defense.



Inbal Kreiss

Chief of Innovation at IAI and Chair of Israel's RAKIA mission. Expertise in Aerospace and Defense.



Nir Nimrodi

CEO of Accellix and former executive at Precigen and Life Technologies. Growth-focused leadership.



Zeev Vurembrand

Former CEO of Clalit Health Services and Kupat Holim Meuhedet, Executive and board experience across top firms (Phoenix Invest., Bezeq, and Discount Bank).



Ronit Rubin

EMEA President of AllCloud. Rich Defense and cloud experience. Former Comd. of the Navy's Computers Unit in the IDF.



Dr. Carlo Papa

Chief Economics Advisors at Berkeley Research Group and Sr. Fellow at Columbia University's Sustainable Investment Center. Former Enel executive with wealth experience in Energy and Climate.

Business Model: Modular System Sale and Multi Year Subscription

Advanced AI and machine learning algorithms, using vision-based sensors technology and a proprietary computing unit

- Evolution from medical device hardware to software-based solution focused on aerospace
- Opportunity for multi-year recurring revenue streams through maintenance services and software updates
- Our system provides upsell opportunities including:
  - Expanding algorithmic functionalities
  - Additional applications
  - Fleet management solutions
  - Improved cloud management

Initial Unaudited Flash 2024 Results[1]

Backlog[2]

Approximately **$15 million (Dec 2024), an increase of ~500% from Dec 2023** (~$2.6 million)

Revenues

Annual revenues estimated to be approximately **$3.5 million**

Verticals

Initial income generated from the **Aerospace; First PO in Transportation**

Cash Position

Cash and cash equivalents estimated to be approximately **$18 million** as of December 31, 2024

Operating Expenses

Operating exp for 2024 estimated to be between $13.5 to $14.5 million

Operating Loss

Operating loss for 2024 estimated to be between $12.5 to $13.5 million

[1] Above are certain preliminary estimates of our certain financial results for the year ended December 31, 2024. Those preliminary estimates are based only on currently available information and do not present all necessary information for an understanding of our financial condition as of December 31, 2024, or certain financial results for the year ended December 31, 2024. We have provided the preliminary estimates for this unaudited financial data primarily because our financial closing procedures for the year ended December 31, 2024 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. All of the preliminary estimated financial information has been prepared by and is the responsibility of management. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated financial information set forth below. We expect to complete our financial statements for the year ended December 31, 2024, subsequent to the completion of this offering. Undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with "Risk Factors," "Special Note Regarding Forward-Looking Statements" and our financial statements and related notes included in the Registration Statement. Also, our backlog, revenue and cash position for 2024 are not indicative for our future results, and any of these metrics may change significantly in 2025. Please refer to the risk factors titled "It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably", "Backlog may not be realized or may not result in revenue or profit" and "We have four customers that accounts for a substantial portion of our revenues, and our business would be harmed were we to lose these customers or receive lower than expected purchase orders in the Preliminary Prospectus included in the Registration Statement on Form S-1 filed with the SEC on January 24, 2025.

[2] We refer to "backlog" as our booked orders based on purchase orders or hard commitments but not yet recognized as revenue.

Capitalization and Use of Proceeds

Use of Proceeds: We intend to use the net proceeds of this offering primarily for expanded research and development, increased sales and marketing, working capital and other general corporate purposes.

	Share Count	Note
Common Stock – Offering		
Shares Outstanding Pre-Offering	12,612,517	1
Additional Convertible Outstanding Instruments		
Warrants	5,763,273	2
Options	3,227,234	3
RSUs	15,419	

[1] Common stock outstanding as of December 31, 2024

[2] Shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2024, with a weighted-average exercise price of $7.58 per share

[3] Shares of common stock issuable upon exercise of outstanding options as of December 31, 2024, with a weighted-average exercise price of $3.78 per share

Historical Financial Results

(USD in thousands, except share data)	Year Ended December 31, 2023	Year Ended December 31, 2022	(unaudited) 9 Months Ended September 30, 2024	(unaudited) 9 Months Ended September 30, 2023
Statements of Operations Data:				
Revenues	3,033	665	2,660	1,087
Cost of revenues	2,524	1,631	1,964	1,648
Gross profit (loss)	509	(966)	696	(561)
Research and development expenses	5,602	4,197	4,705	4,107
Sales and marketing expenses	1,109	699	806	877
General and administrative expenses	4,431	3,577	3,929	3,225
Operating loss	(10,633)	(9,439)	(8,744)	(8,770)
Other income	200	30	-	10
Financing income (expenses), net	988	(59)	533	656
Net loss	(9,445)	(9,468)	(8,211)	(8,104)
Basic and diluted loss per share	(0.98)	(1.33)	(0.74)	(0.86)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	9,668	7,122	11,054	9,395

Summary

- We are Pioneers in visual sensing and advanced AI models for safety monitoring and predictive maintenance
- The OdysightAI TruVision solution enhances safety, extends operational availability, reduces machine downtime, and lowers maintenance costs
- Our solution leverages AI, machine learning, and cloud-computing to predict maintenance trends in real-time, improving planning and forecasting
- Strong market opportunity in predictive maintenance, with a key focus on aerospace and defense industries
- Notable key customers including NASA, Israel Air Force, Israel Ministry of Defense, a Global International Defense Contractor, Safran Aircraft, and a Fortune 500 medical company
- Potential long term revenue growth from subscription-based model
- Backlog of approx. $15 million (Dec 2024), reflecting a ~500% increase from December 2023 ($2.6 million)

Odysight.AI

Thank You.

info@odysight.ai
www.odysight.ai